UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50074

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dominion Partners, L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4801 Cox Road, Suite 104
(No. and Street)

Glen Allen	VA	23060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles Moncure 804-418-6269
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd.	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick T. Naschold _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Dominion Partners, L.C. _____, as

of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

```
JENNIFER W. CHILDRESS
NOTARY PUBLIC
REGISTRATION # 7762443
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
MAY 31, 2022
```

_____
Signature

Principal
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOMINION PARTNERS, L.C.

Statement of Financial Condition

December 31, 2020

SEC ID 8-50074
Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT.

DOMINION PARTNERS, L.C.

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of
Dominion Partners, L.C.
Glen Allen, Virginia

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dominion Partners, L.C. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Keiter

We have served as the Company's auditor since 2016.

January 26, 2021
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

DOMINION PARTNERS, L.C.

Statement of Financial Condition
December 31, 2020

<u>Assets</u>

Cash	$	140,320
Accounts receivable		604
Right of use asset, net		7,228
Deposits		1,371
Total assets	$	149,523

<u>Liabilities and Members' Equity</u>

Liabilities:		
Deferred revenue	$	24,375
Accrued payroll tax		5,503
Operating lease obligation		7,574
Total liabilities		37,452
Members' equity		112,071
Total liabilities and members' equity	$	149,523

See accompanying notes to financial statement.

DOMINION PARTNERS, L.C.

Notes to Financial Statement

1. **Summary of Significant Account Policies:**

   Nature of Business: Dominion Partners, L.C. (the "Company"), is a broker-dealer organized in the Commonwealth of Virginia on July 16, 2006. As a broker-dealer, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an investment banking firm that provides merger and acquisition and financial restructuring advisory services. Its customers are principally small and medium sized businesses in the eastern United States.

   Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash balances in one financial institution insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The company periodically has funds in excess of federally insured limits.

   Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

   Cash: The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

   Accounts Receivable: Receivables represent amounts due for customer expense reimbursements related to investment banking transactions. The Company considers a receivable past due when it is not paid at the closing of a transaction. The Company considers an allowance for credit losses based on factors surrounding the credit risk of customers, past events, current conditions, and reasonable and supportable forecasts concerning the future, and other information. No allowance was deemed necessary as of December 31, 2020.

   Property and Equipment: Purchases of property and equipment in excess of $2,500 are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of 5 to 7 years.

   Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its partners report their respective share of the Company's taxable income or loss on their income tax returns. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

1.   **Summary of Significant Account Policies, Continued:**

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2020.

New Accounting Guidance: In June, 2016 the FASB issued Accounting Standards Update ("ASU") 2016-13 – Current Expected Credit Losses ("CECL") which replaces the current incurred loss model used to measure impairment losses with an expected loss model for trade and other receivables. The Company adopted the standard during 2020, under the modified respective approach to the earliest period presented. The adoption of ASU 2016-13 did not have a material effect on the Company's financial statements.

Subsequent Events: Management has evaluated subsequent events through January, 26, 2021, the date the financial statements were issued and has determined that no additional disclosures are necessary.

2.   **Property and Equipment:**

Property and equipment consisted of the following at December 31, 2020:

Computer equipment	$13,421
Furniture and fixtures	7,859
	21,280
Less accumulated depreciation	(21,280)
Net property and equipment	$0

3.   **Right of Use Asset and Operating Lease Liability:**

The Company's lease portfolio consists of one operating lease for office space in Richmond, Virginia with a lease expiring July 31, 2021. In accordance with ASU 2016-02, a right of use asset and lease liability were recorded at the time the ASU was adopted based on the present value of the future lease payments using a discount rate of 8%, the Company's estimated incremental borrowing rate. The Company elected the practical expedient to account for non-lease components for all asset classes. Cash paid for amounts included in the measurement of the operating lease liability was $20,214 for the year ended December 31, 2020.

Future maturities of the operating lease obligation as of December 31, 2020 are as follows:

Year	Amount
2021	$ 12,027
Less: discount to present value	(4,453)
	$ 7,574

4.   **Employee Retirement Plan:**

The Company sponsors a SIMPLE IRA savings plan which covers all eligible employees. The Company matches contributions up to 3% of base salary.

5.   **Regulatory Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2020, the Company has net capital of $110,096, which was $105,096 in excess of required minimum net capital of $5,000. The Company's net capital ratio was 0.27 to 1.

The Company has no obligation under Rule 15c3-3 to prepare the Computation of Reserve Requirements Pursuant to Rule 15c3-3.

6.   **Guarantees:**

Consistent with customary investment banking practices, the Company provides certain indemnifications to its clients, many of which are generally limited to the amount of fees paid to the Company. Dominion Partners maintains certain liability insurance coverages and believes that its indemnification obligations to its clients would generally not have a material adverse effect on the Company's financial position.